WAL★MART
MEXICO

FILE N°
82-4609

03 AUG 15 AM 7:21

August 14, 2003

Mr. Paul Dudek, Chief
Office of International Corp[illegible]
Securities and Exchange [illegible]
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.



SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report sales and report on shares repurchase for July 2003 of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number: 011-52-55-5328-3557.

Sincerely,

Jorge Muñoz Lopez
Accounting Director

PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

dlw 8/15

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL★MART
MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS JULY 2003 SALES

Mexico City, August 7, 2003

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of July 2003, sales were $9,013 million pesos. This figure represents an 8.9% increase over sales reported the same month last year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 3.5%, compared to the same month of 2002, also in real terms

	July		January – July	
	2003	2002	2003	2002
Total sales growth (%)	8.9	13.9	9.8	15.3
Comparable sales growth (%)	3.5	4.0	4.0	5.4

Considering the four-week period from July 5 to August 1, 2003 that compares with the four-week period ending August 2, 2002, as well as the thirty-week period form January 4 to August 1, 2003 and that compares with the thirty-week period that ended August 2, 2002, sales growth was as follows:

	4 weeks		30 weeks	
	2003	2002	2003	2002
Total sales growth (%)	8.0	15.3	10.0	15.7
Comparable sales growth (%)	2.6	5.4	4.2	5.7

Openings during the month of June:

1 Sam's Club in Morelia, Michoacan
1 Restaurant in Mexico City

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 610 units, broken down as follows:

- 51 Sam's Clubs
- 124 Bodegas
- 78 Wal-Mart Supercenters
- 43 Superamas
- 50 Suburbias
- 264 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
Walmex C	WalmexC MM	WalmexC.Mx	
	WMMVY	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No. 82-4609

COMPANY NAME

July 01,2003

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	26/02/2003	3,248,032,000	3,248,032,000	27,791,741,000
ACTUAL		3,248,032,000	3,248,032,000	27,791,741,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
01/07/2003	BUY	500,000	SOCIAL	28.00	14,000,000	ACCIV	Balance as of last report	-	548,720,921
							Balance as of current report	500,000	548,220,921
								Balance as of last report	Balance as of current report
TOTAL		500,000			14,000,000		Capital stock balance	37,286,451	37,286,451

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	37,901,286,000	37,901,286

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	-	-	-	-
Balance as of current report	14,000,000	627,723	13,372,278	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.